EXHIBIT (21)

SUBSIDIARIES OF THE REGISTRANT

As of February 1, 2000

Jurisdiction in Which Incorporated
Subsidiaries

Heller Capital Management, Inc.	Delaware
Heller Financial Leasing, Inc.	Delaware
Heller International Group, Inc.	Delaware
Heller Holding France, S.A.	France
Factofrance Heller, S.A.	France

             The names of all other subsidiaries of the Company are omitted because such unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a Significant Subsidiary as defined by the SEC.